Filed by Prologium Holding Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Translational Development Acquisition Corp.

Commission File No.: 001-42451

Date: October 30, 2026

1 Investor Presentation Q4 2026

DISCLAIMER

This document contains confidential information regarding Prologium Holding Inc. (the "Company"), Translational Development Acquisition Corp. ("TDAC", and together with the Company, the "Parties", and each, individually, a "Party") and their respective subsidiaries, shareholders and associated undertakings and their businesses. This presentation has been prepared to assist interested parties in making their own evaluation with respect to a proposed private placement of securities (the "PIPE Offering") in connection with a potential business combination between the Company and TDAC and the related transactions (the "Potential Business Combination", and together with the PIPE Offering, the "Proposed Transactions") and for no other purpose. The Company and TDAC have engaged BTIG, LLC, Credit Agricole Securities (USA) Inc., and Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (each a "Placement Agent", and together, the "Placement Agents") as placement agents in connection with the PIPE Offering. This document is being made available on a confidential basis, and subject to the following provisions, to a limited number of persons who may be interested in the Proposed Transactions. It is issued for the exclusive use of the persons to whom it is addressed, with a view to assisting the recipient in deciding whether it wishes to proceed with the further investigation of the Company and TDAC.

By reviewing or reading this presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of TDAC and the Company, this presentation and any information contained within it may not be (1) reproduced (in whole or in part), (2) copied at any time, (3) used for any purpose other than your evaluation of the Proposed Transactions or (4) provided to or reviewed by any other person, except your employees and advisors with a need to know and who are directed to keep this presentation confidential.

The recipient of this presentation acknowledges that it (a) is aware that United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing and selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person may purchase or sell such securities and (b) will neither use, nor cause any third party to use this investor presentation or any information contained herein in violation of the Securities Exchange Act of 1934, as amended, including, without limitation, Rule 10b-5 thereunder or any other applicable securities law.

Neither the Company, TDAC, the Placement Agents, nor their respective shareholders nor any of their holding companies, subsidiaries, associated undertakings or controlling persons, nor any of their respective directors, officers, partners, employees, agents, representatives or advisers (collectively, the "Representatives") makes any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in this document or otherwise made available nor as to the reasonableness of any assumption contained herein or therein and any liability therefore (including in respect of direct, indirect or consequential loss or damage) is expressly disclaimed. Nothing contained herein or therein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. The Placement Agents have not assumed any responsibility for independently verifying any information contained herein, whether provided by the Company or TDAC or obtained from public or other sources, and expressly disclaims any liability in connection with such information. To the fullest extent permitted by law, none of the Company, TDAC, the Placement Agents, or any of their respective Representatives shall be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its accuracy or sufficiency, its omissions, its errors, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

This document does not purport to contain all of the information that may be required to evaluate the Proposed Transactions and any recipient hereof should conduct its own independent analysis of the Company and TDAC and the data contained or referred to herein. Neither the Company, TDAC, nor the Placement Agents undertakes any obligation to update such information, including in the event that such information becomes inaccurate or incomplete.

No information set out in this document will form the basis of any contract. Any prospective investor will be required to acknowledge in the purchase contract that it has not relied on, or been induced to enter into such agreement by, any representation or warranty, save as expressly set out in such agreement. The Placement Agents are not acting as financial advisors or in any other advisory capacity to any recipient of this presentation with respect to the Proposed Transactions and do not owe any recipient any duty of loyalty or care (whether in contract, in tort or otherwise) with respect to this presentation or the Proposed Transactions. The Placement Agents, on their own behalf and that of their Representatives, expressly disclaim any advisory, fiduciary or similar relationship with any recipient of this presentation. None of TDAC, the Company, or the Placement Agents intend for this presentation to form the basis of any transaction decision by the recipient.

This document and any oral statements made in connection with this presentation do not constitute an offer or invitation for the sale or purchase of the securities or any of the assets, business or undertaking described herein, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This presentation does not constitute either advice or a recommendation regarding any securities. Any offer to sell securities will be made only pursuant to a definitive fully-executed definitive agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. TDAC and the Company reserve the right to withdraw or amend for any reason any offering and to reject any definitive agreement for any reason. The equity securities that are to be issued in the PIPE Offering have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Such equity securities have not been approved or disapproved by the SEC or any other regulatory authority nor has any regulatory authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.

This presentation is intended only for "accredited investors" within the meaning of Rule 501(a) under the Securities Act, or "qualified institutional buyers" within the meaning of Rule 144A of the Securities Act. The opportunity to participate in the PIPE Offering is being offered only to a limited group of sophisticated institutional investors.

The communication of this presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. The Shareholders reserve the right to negotiate with one or more prospective investors at any time and to enter into a definitive agreement for the sale or financing of this transaction without prior notice to the other prospective investors. The Shareholders, the Company, and TDAC each also reserve the right, without advance notice, to change the procedure; or to terminate negotiations at any time prior to the entry into of any binding contract for this transaction.

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3 Forward-Looking Statements Information in this presentation represents current expectations relating to transaction structure and is subject to further discussion and negotiation of definitive documentation in its entirety. All statements in this presentation other than statements of historical fact, including, but not limited to, statements regarding the Company’s future operating results, financial position, business strategy, addressable market, anticipated benefits of its technologies, and plans and objectives for future operations and offerings are “forward-looking statements” and can often be identified by the use of terminology such as “may,” “will,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate,”“should,” “could,” “potential,” “projection,” “forecast,” “plan,” “trend,” “assumption,” “opportunity,” “predict,” “seek,” “target,” or similar terminology, although not all forward-looking statements contain these identifying terms. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers and market share, the capability of the Company’s technology, the Company’s business plans including its plans to expand globally, the sources and uses of proceeds fromthe Potential Business Combination, the anticipated enterprise value of the combined company following the consummation of the Potential Business Combination, any benefits of the Company’s partnerships, strategies or plans as they relate to the Potential Business Combination, anticipated benefits of the Potential Business Combination and expectations related to the terms and timing of the Potential Business Combination are also forward-looking statements. These forward-looking statements are based upon the Company management’s current expectations, assumptions and estimates as of the date of this presentation, are subject to change and are not guarantees of future results or the timing thereof. While TDAC and the Company may elect to update these forward-looking statements in the future, each is not under any obligation, and expressly disclaims any duty, to update or otherwise revise the information after the date of this presentation, whether as a result of new information, new developments or otherwise. Neither Company nor TDAC can assure you that the forward-looking statements in this presentation will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the occurrence of any event, change or other circumstance that could delay, impede or prevent the Potential Business Combination or give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against Company or TDAC, the combined company or others following the announcement of the Potential Business Combination; the inability to complete the Potential Business Combination due to the failure to obtain approval of the shareholders of Company or TDAC or to satisfy other conditions to closing (includingthe $250 million Minimum Cash condition); failure to obtain TDAC deadline extension, the amount of redemption requests made by TDAC’s public shareholdersor the Company Shareholders; the ability to maintain the stock exchange listing standards following the consummation of the Potential Business Combination; the risk that the Potential Business Combination disrupts current plans and operations of Company or TDAC as a result of the announcement and consummation of the Potential Business Combination; the ability to execute on its business strategy and the ability to develop and commercialize its solid-state battery technology; the ability to accurately estimate the future supply and demand for its batteries; the ability to respond rapidly to emerging technology trends; the ability to compete effectively and the ability to manage growth; the ability to recognize the anticipated benefits of the Potential Business Combination; costs related to the Potential Business Combination; changes in applicable laws or regulations; international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation; the ability of Company to execute its business model, including market acceptance of its planned products and services; the combined company’s ability to raise capital; future financial performance of the combined company following the Potential Business Combination; the possibility that TDAC or the combined company may be adversely affected by other economic, business and/or competitive factors; risks associated with Company’s efforts to commercialize its products; Company’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products on Company’s business; intellectual property-related claims against Company or the combinedcompany; Company’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; Company’sability to source raw materials for its products; and other risks and uncertainties to be set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 filed by Company with the SEC and those included under the heading “Risk Factors” in TDAC’s filings with the SEC. There may be additional risks that neither Company nor TDAC presently knows or that Company and TDAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Company, TDAC, their respective directors, officers or employees or any other person that Company orTDAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this presentation represent the views of Company and TDAC as of the date of this presentation. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither Company nor TDAC has any duty to, and does not intend to, update or revise the forward-looking statements in this presentation after the date of this presentation. You should, therefore, not rely on these forward-looking statements as representing the views of Company or TDAC as of any date subsequent to the date of this presentation. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, assurance, prediction or definitive statement of fact or probability. Actual results may differ materially from those contemplated in these statements due to a variety of risks and uncertainties, including, but not limited to, risks and uncertainties related to the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect thecombined company or the expected benefits of the Potential Business Combination, and the failure to realize the anticipated benefits of the Potential Business Combination; the Company’s ability to execute on its business strategy and the ability to develop and commercialize its solid-state battery technology; the ability to accurately estimate the future supply and demand for its batteries; the ability to respond rapidly to emerging technology trends, the ability to compete effectively and the ability to manage growth; the number of redemption requests made by TDAC’spublic stockholders and the ability of TDAC or the combined company to issue equity or equity-linked securities in connection withthe Potential Business Combination or in the future; and those factors discussed in documents of TDAC filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TDAC nor the Company presently know of or that TDAC and the Company currently believe are immaterial that could also cause actual results to differ from those containedin the forward-looking statements. In addition, forward-looking statements reflect TDAC’s and the Company’s expectations, plans or forecasts offuture events and views as of the date of this presentation. TDAC and the Company anticipate that subsequent events and developments will cause TDAC’s and the Company’s assessments to change.

4 Additional Disclosures Use of Data This presentation also contains estimates and other statistical data made by independent parties and by the Company relating to competitors, customers, suppliers, partners, market participants, third-party technologies, market size and growth and other industry data. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The Parties and the Placement Agents have not independently verified the statistical and other industry data generated by independent partiesand contained in this presentation and, accordingly, cannot guarantee their accuracy or completeness. Such information may not be directly comparable across companies due to differences in definitions, methodologies, testing conditions, reporting periods, product configurationsand other factors. While the Parties and the Placement Agents believe that the third-party sources and their internal research are reliable, such sources and research have not been verified by any independent source. Any data on past performance or modeling contained herein is not an indication as to future performance. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to such industry and market data. The information contained in the third-party citations referenced in this presentation is not incorporated by reference into this presentation. This presentation may include trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. The inclusion of particular trademarks, service marks, trade names and copyrights of other companies is not intended to, and does not, imply a relationship with the Parties or the Parties’ endorsement or sponsorship. Each of the Company and TDAC owns or has rights to various trademarks, service marks, trade names and copyrights in connection with the operation of its business which are also included in this presentation. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the , ©, or ® symbols, but the Parties will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. Images contained in this presentation have been generated using artificial intelligence (“AI”) technology and are included solely for illustrative purposes. These images do not depict, represent or otherwise portray actual products, services or offerings of any kind. No representation or warranty, express or implied, is made as to the accuracy, completeness, or reliability of any AI-generated image contained inthis presentation. Recipients of this presentation should not rely on any such image as an accurate depiction of any existingor proposed product. Important Information for Investors and Shareholders TDAC and the Company, and their respective directors and executive officers and other members of management and employees, underSEC rules, may be deemed to be participants in the solicitation of proxies of TDAC stockholders in connection with the Potential Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of TDAC’s directors and officers in the Potential Business Combination in TDAC’s filings with the SEC, including TDAC’s registration statement on Form S-1, which was declared effective by the SEC on December 23, 2024, and the Company’s registration statement on Form F-4, which was initially filed with the SEC on July 1, 2026. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TDAC’s stockholders in connection with the Potential Business Combination will be set forth in the proxy statementfor the Potential Business Combination, which is expected to be filed by TDAC with the SEC. This presentation is not a substitute for the registration statement or for any other document that the Company and TDAC havefiled and will file with the SEC in connection with the Potential Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF OTHER DOCUMENTS FILED WITH THE SEC BY TDAC AT HTTP://WWW.SEC.GOV. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THIS PRESENTATION DOES NOT CONSTITUTE AN OFFER OR SOLICITATION OF ANY SECURITIES. TDAC WILL MAKE ANY OFFER TO SELL SECURITIES ONLY PURSUANT TO A DEFINITIVE SUBSCRIPTION AGREEMENT, AND TDAC AND THE COMPANY RESERVE THE RIGHT TO WITHDRAW OR AMEND FOR ANY REASON ANY OFFERING AND TO REJECT ANY SUBSCRIPTION AGREEMENT IN WHOLE OR IN PART FOR ANY REASON.

TODAY'S SPEAKERS

PROLOGIUM



Vincent Yang
Founder, CEO & CTO

- Over 28 years in the lithium battery industry and the inventor of 1,000+ worldwide patents in the solid-state / Next Generation Battery space
- Plant Director of Dayuan Plant and Director of R&D Dept., Foxconn Advanced Technology
- Director, Polymer Battery Division, Ultra-life Taiwan
- B.S. and M.S., Chemical Engineering & Materials Science and Engineering, National Taiwan University



Ben Lee
CFO

- 20+ years of experience in finance and accounting across capital market, consumer, and clean energy sectors
- Former CFO at APWC and O'Neil Global Advisors
- Held VP Finance roles at Yum! Brands and Canadian Solar, with earlier experience at PwC
- B.A. in Economics from UBC. Licensed CPA and CGMA

TRANSLATIONAL DEVELOPMENT ACQUISITION CORP.



Michael B. Hoffman
Chairman and CEO

- Senior Managing Director & Head of M&A at The Blackstone Group for 15 years
- Former Partner at Riverstone Holdings ($37B fund manager); Co-Head of Renewable & Power Strategies personally overseeing ~$7B in equity commitments
- Led landmark energy investments including Talen Energy (~$400M → ~$18B) and Pattern Energy (~$1B → ~$20B), demonstrating a proven track record of energy value creation



Avi Das
CFO

- ~20 years of experience in finance, spanning private equity, corporate advisory & capital markets
- Previously a member of the investment team at Northern Genesis, where he worked on three SPACs; advisor to Stone Capital Partners since its founding in 2018
- Started his career as an investment banker in Goldman Sachs advising on M&A and financings

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TRANSACTION SUMMARY

ProLogium to go public via business combination with Translational Development Acquisition Corp. ("TDAC", Nasdaq: TDAC)

~$3.8B

PRE-MONEY ENTERPRISE VALUATION[1]

Compelling valuation in light of ProLogium's next-generation battery technology, manufacturing track record, and commercial traction

~$300M

TARGET GROSS PROCEEDS

Will seek to be funded by a combination of anticipated PIPE proceeds and TDAC cash in trust at the close of the transaction

Funding supports ProLogium's manufacturing expansion outside Taiwan and Gen 4 battery commercialization;
Initial phase of Dunkirk, France factory supports > 4.0 GWh/yr of Gen 4 Lithium Ceramic Battery production by 2030

(1) Pre-Money Equity Valuation of ~$3.9B adjusted for $100M in net cash on ProLogium balance sheet. See page 24 for details.

6

7 ProLogium is defining the path to scalable next-gen batteries OVERVIEW KEY HIGHLIGHTS Next-Gen Battery 2.0 Gen 4: Superfluidized Inorganic Lithium Ceramic Battery Operational Gigafactory Taoyuan, Taiwan €1.4B French Government Subsidy Dunkirk Gigafactory Balanced Solutions 5-Pillar Framework World-class Customers Global Enterprises Global Partner Network Industrial and R&D Partners Top-tier Strategic Backers Series E+ Investors Years of Battery Development 20 1,000+ YE2025 Patents Raised to Date ~$690M Employees 820+ Battery Products Delivered to Global Clients Since 2013 2,400,000 Automotive Samples Delivered >10,000 Fast Charging 6.4 mins From 5 to 80% at 12C -20°C Performance >90% Retention Industry-leading PATENTS Scalable Manufacturability High energy density High Electrical Performance High Safety Reasonable Cost Ford ~30% CAGR 31 600 1,052 1,206* 30% p.a. 2012 2022 2025 2026

PROLOGIUM HAS BEEN A GLOBAL LEADER IN SSB DESIGN AND MANUFACTURING SINCE 2006

- A **PIONEER** IN SOLID-STATE BATTERY ("SSB") COMPANY TO ACHIEVE COMMERCIAL-SCALE CELL PRODUCTION (2013) AND BEGAN SCALING OUR GIGAWATT-HOUR SCALE PRODUCTION FACILITY IN 2024. CUMULATIVE SHIPMENTS OF MORE THAN **2.4M BATTERY PRODUCTS**
- THE **FIRST SOLID STATE BATTERY DEMO CAR** IN 2019
- DESIGNED **A BATTERY WITH ZERO THERMAL RUNAWAY INCIDENTS** WITH GEN 4 TECHNOLOGY
- **INDUSTRY-LEADING** PATENT PORTFOLIO AMONG PURE-PLAY NEXT GENERATION BATTERY MANUFACTURERS
- **AWARDED THE EU'S LARGEST SUBSIDY TO A FOREIGN BATTERY DEVELOPER[1] (UP TO ~€1.4B)** TO DRIVE EUROPEAN EXPANSION IN DUNKIRK, FRANCE[2]
- **~$690M** RAISED TO DATE FROM INSTITUTIONAL AND STRATEGIC PARTIES

(1) Based on publicly available information from the European Commission at https://competition-cases.ec.europa.eu/search
(2) See page 36 for details.

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9 I. THE AMBITION & ACCOMPLISHMENT

PROLOGIUM IS ADVANCING THE NEXT GENERATION OF BATTERIES

The scalable battery that reduces the trade-offs between safety, energy density, performance, and cost

BATTERIES ARE STRATEGIC INFRASTRUCTURE

Batteries have become one of the most critical strategic assets underpinning the modern economy, as the world undergoes a once-in-a-generation transformation driven by electrification, energy transition, and AI infrastructure expansion

BOTH LIQUID & SOLID ARE TRAPPED BY TRADE-OFFS

But for the past 40 years, higher energy density inevitably increases thermal runaway risk

Both current liquid, solid-liquid or all-solid-state solutions remain a compromise between safety, energy density, performance, and cost

ProLogium

GEN 4 CHANGES THAT

Not another solid-state battery – the 4th generation ProLogium battery represents a safer next generation battery

ProLogium Gen 4 combines

- Zero thermal runaway incident
- High energy density
- Balanced electrical performance
- Manufacturing know-how
- Cost competitiveness

in a single solution

10

11 Source: Public investor presentations, International Battery Summit 2026, ProLogium internal calculations. (1) Our designed production capacity is based on the rated throughput of manufacturing equipment and other production parameters. (2) Transitioned to licensing model, reducing need for in-house manufacturing. ; (3) Peer figures may have used different definitions, production stages, conditions and dates and may not be directly comparable. (3) (3) (3)

PROLOGIUM'S TECHNOLOGY ADDRESSES CUSTOMERS' REQUIREMENTS

PROBLEM	TRADITIONAL LI-ION		GEN 4 SOLUTION	KEY PROLOGIUM PLATFORM ADVANTAGE
Thermal runaway risk reduces adoption and use cases in high-safety markets	**VARIABLE** *Thermal runaway*	→	**ZERO** *Thermal runaway*	Non-flammable inorganic electrolyte + 100% ceramic separator + Active Safety Mechanism (ASM)
Energy density insufficient for necessary product adoption or weight requirements	**265–300** *Wh/kg*	→	**360–470** *Wh/kg*	Enables 500+ mile EV range, eVTOL viability, and lighter packs across robotics and aerospace
Charge times creates consumer friction and infrastructure strain	**20-45 MINS** *From 5% to 60–80% SoC*	→	**IN 4.6-6.4 MINS** *From 5% to 60–80% SoC*	Charging speeds approaching gasoline parity unlocking higher utilization for electric vehicles & robotics

PROBLEM	CURRENT SOLID STATE		GEN 4 SOLUTION	KEY PROLOGIUM PLATFORM ADVANTAGE
No next generation battery has been proven with manufacturability at scale or deliver commercial performance	**UNSOLVED CHALLENGES** *Conflicts between material and cell system nature*	→	**PROVEN HISTORY OF MANUFACTURING** *Giga-level production*	Production since 2013 and >10 years of manufacturing expertise built through 3 generations of production lines (2.4 million battery products delivered)
High costs hinder the commercialization of next generation batteries	**RARE MATERIAL & PROCESS COMPLEXITY**	→	**LOW-COST MATERIAL & STREAMLINED PROCESS**	Proprietary electrolyte with no rare materials + reduced production steps = lower CapEx + OpEx unit costs

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II. Market Perspective & Commercialization

SCALE-UP IN MANUFACTURING MATCHED TO MARKET TARGETING

Targeting High Performance Markets while achieving economies of scale before future expansion into mass EV market

2006 → 2025 → 2030+

PROVEN MARKET ADOPTION

ProLogium has been manufacturing and commercializing solid-state batteries, demonstrating market proven technology since 2013

PREPARED FOR NEXT STAGE OF GROWTH

High density, safe and fast charging large-cell technology allows ProLogium to address premium market demand and production expansion

Portable Accessories, Wearables

Commercialized products with serial purchase orders



Semiconductor, AGV, Automotive

Commercialized products with serial purchase orders



Premium Vehicle Markets

Development projects with millions of USD revenues by sample delivery



Emerging Markets

Partnership secured, sample testing ongoing


Aerospace
Data Center ESS
Robotics

Small Size, ~30 Ah → **Large Size, ~185.4 Ah** →

Flexible Lithium Ceramic Battery | Pouch Lithium Ceramic Battery | Pouch Lithium Ceramic Battery | Large Lithium Ceramic Battery


Cell Size

15

DELIVERING SUPERIOR PERFORMANCE FOR CUSTOMERS

MARKET SEGMENT	OPPORTUNITY	ProLogium GEN 4 VS TRADITIONAL LI-ION	
Premium Segment EVs 	Premium passenger applications benefit from extended range, faster charging, and cold-weather performance	+20~55% DRIVING RANGE AT LOW TEMP.	6 MIN CHARGE TIME
Aerospace 	Stringent weight and volume constraints, and zero-tolerance safety standards. Next Generation Battery is the ideal option and critical enabler	-30~50% WEIGHT	800+ KM DISTANCE
Maritime 	Highest level of marine battery safety, great specific energy for weight-efficiency, and wide c-rate operational capability for charging and discharging	ZERO THERMAL RUNAWAY	UP TO15C C-RATE DISCHARGING CAPABILITY
Robotics 	Safety, wide use in extreme environments and longer operating time enabled by high energy density become gating factors to scale major use cases	+40~55% WORKING TIME	-20 TO 60°C OPERATING TEMPERATURE RANGE
Data Center ESS 	Space limits, fast-discharge, high-power needs, and elevated on-rack safety requirements in Data center applications boost Next Generation Battery adoption	+2~5X POWER DENSITY	-10~20% HEAT GENERATION

Note: Range includes Gen 4 and Gen 4+ expected performance versus traditional Li-ion.

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TRACTION ACROSS THE BATTERY ECOSYSTEM | A FOCUS ON HIGH GROWTH EMERGING MARKETS

TARGET CUSTOMER MARKET BY REVENUE[1]



Others
BEV-Luxury
Confidential
BEV-Executive
Data Center ESS
Non-EV Markets ~50%
EV Markets ~50%
Robotics
BEV-Mass
Aerospace
Commercial Vehicles
2-3 Wheelers
Off-Road Vehicles

	MARKET SEGMENTS	PARTNERS / CUSTOMERS
EMERGING MARKET	Robotics; Data Center ESS; Maritime; Aerospace	Corvus Energy; ELYSIAN; Schneider Electric; WAAREE One with the Sun; INDUCTION HARDWARE; **25+** PARTNERS / CUSTOMERS
MAINSTREAM MARKET	Passenger EVs (Luxury, executive & mass market); Commercial Vehicles; Construction Vehicles; Motorbikes/E-Bikes	Mercedes-Benz; Ford; VINFAST; KYUSHU ELECTRIC POWER CO.,INC.; OPmobility; GWA ENERGY, INC.; FEV; **14+** OEMs; **8+** TIER 1

Note: All target markets are supported by secured customer commitments (MoU/LOI/PO/DA).

(1) Represents Company's targeted breakdown of 2032 revenue by customer market segment which is subject to future market trends and potential adjustments of company strategy. The target revenue composition and market segments are financial models based on data provided by independent third-party.

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III. Global Expansion Plan

19 Phased Mass Production Roadmap Accumulative Designed Production Capacity (GWH) 2030E 1.05 4 0.75 2029E 0.55 2024A 2017A 2013A 2032E 12 0.05 0.01 2.05 Taiwan France 0.8 TAIWAN: Up to 3 GWH FRANCE: up to 44 GWH 2013 0.01 GWh 2017 0.05 GWh 2024 0.55 GWh 2030 1.05 GWh 2032 2.05 GWh 2026 Ground- Breaking Event 2024 French Projects Commenced 2029 0.75 GWh 2030 4.00 GWh 2032 12.00 GWh Designed Production Capacity(1) Designed Production Capacity(2) 2029 0.8 GWhNote: Anticipated designed production capacities are management estimates and are subject to change due to available financing and other factors outside of the Company’s control. (1) Our designed production capacity is based on the rated throughput of manufacturing equipment and other production parameters. Taiwan designed capacity includes multiple production lines at the Zhongli and Taoke facility in Taoyuan. (2) We define designed production capacity as the estimated annual battery cell production capacity based on engineering design specifications.

PROLOGIUM'S PLAN TO SCALE GLOBALLY FROM FOUNDATION IN TAIWAN


Dunkirk, France
2nd Next Gen battery Gigafactory
(Construction in 2026)
Taoyuan, Taiwan
Taoke Factory
Operating SSB Gigafactory
2nd Factory
Further Expansion
1st Factory

North America

US Expansion:

- Initiated discussions with U.S. government agencies
- Conducting site selection across multiple U.S. states
- Inlay supply from Asia/EU; Partner assembly in U.S

Europe

Dunkirk Gigafactory:

- Strong government support
- Targeting commercial operations by YE2029
- 2030E Production Capacity: **4.0 GWh**
- **Max Design Capacity: 44.0 GWh**

APAC

Taoke Gigafactory:

- 2025 Designed Production Capacity: **0.5 GWh**
- 2030 Designed Production Capacity: **1.0 GWh**
- **Max Design Capacity : 3.0 GWh**
- Backend process deployment discussion with Japanese and Indian partners

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IV. Ecosystem & Business Model

ENABLING PARTNERSHIPS TO ACCELERATE COMMERCIALIZATION & EXPANSION

Flexible business model including Direct Sales + Licensing

Recycling → **Material** → **Inlay** → **Cell / Module / Pack** → **Application Market**

Select Partnerships

Recycling:
- Battery Recycling Solution Provider (France)
- Battery Recycling Provider (France)

Material:
- ARKEMA, Neomat, posco
- Sila, OCSiAl
- Cathode materials (Germany)
- Cathode materials (Belgium)
- Silicon-carbon anode material (USA)
- (Japan)
- Historical ceramic-based solutions for production (France)

Cell / Module / Pack:
- RIMAC Technology, OP mobility
- Kyushu Electric Power Co., Inc., DARFON (Darfon Energy Tech)
- cea, FEV, Corvus Energy
- Battery Maker*3 (France), Tier-1 Supplier (Germany)
- Defense Company (UK), Power Electronics for humanoid (Taiwan)

Application Market:
- Mercedes-Benz, Ford, VINFAST
- OEM*1 (USA), OEM*2 (Italy), OEM*3 (Germany)
- Nakayama, GWA
- ELYSIAN
- Top Tier Aircraft Maker*3 (USA, EU)
- UUV (EU), UAV (invested by X)
- Schneider Electric, WAAREE (One with the Sun)
- Suma Energy Storage, Induction Hardware

ProLogium's Patents for Partnership

Proprietary material / component recipe of Gen 4 technology (i.e., electrode materials, electrolyte)



Cell / Pack assembly manufacturing technology with ProLogium Inlay / Cell



Inlay
From ProLogium
Pouch cell / module / pack
By Partners

Inlay

ProLogium

Superfluidized Inorganic Lithium Ceramic Battery

Proprietary Inlay structure provides ProLogium with flexibility to license, sell, built capacity with value chain partners to reduce cost and increase revenue.

Collaboration Model

Partner ↔ ProLogium: Global supply → ; ← Joint development

ProLogium → Partner: Cell and Inlay Sales, Licensing

NEXT GENERATION BATTERY VALUE CHAIN

22

CASE STUDY: SUPPLYING BATTERIES AS BACKUP UNITS FOR AI DATA CENTERS



STRATEGIC PARTNER

A Leading US Multinational Semiconductor Company

This leading American semiconductor giant develops high-performance processors and technologies, accelerating AI adoption across data centers through an extensive ecosystem and a comprehensive product portfolio.

BOTTLENECKS

01 High Asset Value & Downtime Risk
AI servers are costly, and outages cause severe operational and financial losses.

02 BBU Space Constraints
High-power GPUs, cooling, and power systems are squeezing available BBU space.

03 GPU Power Consumption Surge
Exponential growth in GPU power demands (~1,000W in 2025) is straining power and cooling systems.

04 Cybersecurity Challenges
National security and policy requirements demand a secure supply chain.

OPPORTUNITY


A Leading U.S. Multinational Semiconductor Company
(Downstream End User)
(Pack Maker)
ProLogium
(Cell Maker)

SOLUTIONS

Extreme Safety & Optimal Runtime

140%	RUNTIME BOOST AT 12C
ZERO	THERMAL RUNAWAY

Smaller Battery & Lower Heat Generation

900+	WH/L AT CELL LEVEL
<60°C	HIGH POWER DISCHARGE

Transient High-Power Support

UP TO 15C	HIGH RATE DISCHARGE
LOW	THERMAL GENERATION

Resilient Supply Chain

TAIWAN	HQ / GIGAFACTORY R&D CENTER
FRANCE	GIGAFACTORY R&D CENTER

23

CASE STUDY: SOLVING BOTTLENECKS IN NEXT-GENERATION ROBOTICS

STRATEGIC PARTNER

A Global Leader for AI Robotic Applications

This Taiwan-based company, specializing in power and thermal management, is dedicated to high-efficiency energy solutions, and is collaborating with NVIDIA and industry partners to scale up AI applications. With its smart power systems, the company secures a pivotal role in the global humanoid robotics supply.

BOTTLENECKS

01 Space & Weight Challenge

Due to constrained form factors, batteries must deliver high energy density while maintaining low weight.

02 Turnover Rate & Long Duration

High degrees of freedom (DoF) lead to high power consumption, requiring fast-charging capability to support longer on-site operation.

03 High Continuous & Pulse Discharge

Multi-joint operation requires 5C continuous discharge; sudden movements demand 10C pulse discharge for torque and balance.

04 Potential Safety Hazards

Batteries for humanoid robots (medical/household use), deep tech, and militaries require defense-grade safety standards.

OPPORTUNITY



Downstream End User
World's Largest Semiconductor Foundry
Midstream OEM
Pack Maker
A Global Leader for AI Robotic Applications
Cell Maker
ProLogium
Geopolitical Hedging
Ensuring EU/US regulatory compliance to reduce supply-chain risk

SOLUTIONS

Great Capacity & Performance
- 380+ — WH/KG AT CELL LEVEL
- 13% — HIGHER THAN TESLA'S 2.3 KWH

High Turnover & Longer Uptime
- FAST CHARGING < 6.4 — MINS FOR 5-80% SOC
- +55% — AGAINST GENERAL UPTIME

Wide Operating Window
- 5C/10C — DISCHARGE CAPABILITY
- -20 TO 60°C — TEMP RANGE

High Thermal Capability
- ZERO — THERMAL RUNAWAY
- PASS — THERMAL ABUSE

24

25 Case Study: Aerospace applications with lighter, durable, and higher-performing batteriesAerial vehicles / drones AIRCRAFT SATELLITE

CASE STUDY: ENERGY SOLUTIONS FOR CIVILIAN / DEFENSE APPLICATIONS


PROLOGIUM HAS BEEN FOCUSED ON SECURITY APPLICATIONS
Power Vest
Handheld Radio
Bomb Removal Robot

UNDERWATER UNMANNED VEHICLES

A European supplier to the government official and NATO





- High Energy Density Needed
- Extreme Safety Required
- Wide Temperature Adaptability





DEFENSE TECH

Exploring a supply contract with a U.S. technology company, delivering cutting-edge capabilities to military contractors

- High Continuous & Pulse Discharge
- Bullet Resistant & Explosion Proof
- Geopolitically Sensitive Origins Excluded

Solutions

Great Specific Energy
380+ WH/KG AT CELL LEVEL

Ultimate Safety
ZERO THERMAL RUNAWAY

Post-Shooting Test
VOLTAGE REMAINS AT 16.7V

Wide Operating Window
-20 TO 60°C

Underwater Operation Capability
UP TO 6,000 METRES

Continuous & High-Rate Discharge
5C/10C DISCHARGE CAPABILITY

TAIWAN/FRANC
E GIGAFACTORY R&D CENTER

26

CASE STUDY: LIGHT ELECTRIC VEHICLES



E-BIKE

DARFON
DARFON ENERGY TECH

As a leading provider of smart mobile energy storage solutions, Darfon Energy Tech specializes in high-performance battery packs and intelligent storage technologies for AI data center BBUs, LEVs, and more.

GWA
ENERGY, INC.

As one of suppliers of Accell Group, GWA Energy specialises in developing advanced powertrain systems for electric cargo vehicles and light electric vehicles.


minicø

E-CARGO BIKE

- Longer Range or Higher Payload
- More Compact Packaging and Lightweight
- Shorter Charging Time
- Thermal Safety
- Wider Operating Temperature



Solutions

Smaller Battery with Higher Energy Density
380+ WH/KG AT CELL LEVEL
900+ WH/L AT CELL LEVEL

Tested by Professional 3RD Party
PASS OVERCHARGING & OTHER SAFETY TESTS

Cell Level Safety
ZERO THERMAL RUNAWAY

Fast Charging
~80% < 6.4 MINS

Great Temperature Resilience
-20 ~ 60°C

27

CASE STUDY: MARITIME ESS

Corvus Energy

A Norwegian energy technology company, backed by Morgan Stanley, specializing in decarbonization solutions for shipowners' operations.



- Low C-rate for Slow Charge and Discharge
- Flexible Installation for Diverse Module Designs
- High Energy Density & Low Weight Needed
- Highest Level of Marine Battery Safety
- Long Cycle Life



Solutions

Proprietary Inlay



PERFECT

ASSEMBLY EFFICIENCY
FLEXIBLE FIT FOR ALL

Cell Level Safety
ZERO THERMAL RUNAWAY

Low C-Rate Operational Capability
0.3C CHARGING/ DISCHARGING

Great Specific Energy
380+ WH/KG AT CELL LEVEL

Better Cycle Life (25°C; 100% DoD)
1,000+ CYCLES

28

V. TRANSACTION details

TRANSACTION SUMMARY

Key Transaction Terms

- **ProLogium valued at $3,800M Pre-Money Enterprise Value ($3,900M Equity Value adjusted for $100M in net cash on ProLogium balance sheet)**
- **Targeting ~$300M of incremental gross proceeds delivered to ProLogium's balance sheet through a combination of SPAC cash in trust and PIPE proceeds**
- **At close, ProLogium is seeking to have ~$370M of net cash on the balance sheet**
  - *Comprised of the ~$300M gross proceeds, less $30M of transaction expenses, plus $100M of existing net cash*
- **Pro Forma Enterprise Value of ~$3,877M**
- **Targeting closing in 2H2026[(1)]**

Pro Forma Ownership at Close[(2)]



7%
1%
92%
ProLogium
SPAC & PIPE Shareholders
SPAC Sponsor

Shareholder	Shares	Value ($M)
ProLogium	390.0	$3,900.0
SPAC & PIPE Investors	30.0	$300.0
SPAC Sponsor	4.7	$46.6
Total	**424.7**	**$4,246.6**

Illustrative Pro Forma Valuation ($M)

Pro Forma Valuation	
Illustrative Share Price at Closing	$10.00
Pro Forma Shares Outstanding (M)	424.7
Pro Forma Equity Value ($M)	**$4,246.6**
Existing Net Cash Position ($M)	(100.0)
Net Cash from Transaction ($M)	(270.0)
Pro Forma Enterprise Value ($M)	**$3,876.6**

Sources and Uses ($M)

Sources	
ProLogium Valuation	$3,800.0
Existing Net Cash[(3)]	100.0
SPAC Cash in Trust & PIPE Proceeds	300.0
Total Sources	**$4,200.0**

Uses	
ProLogium Purchase Price	$3,900.0
Cash to the Balance Sheet	270.0
Estimated Transaction Expenses	30.0
Total Uses	**$4,200.0**

(1) Subject to approval by the shareholders of both ProLogium and TDAC, regulatory approvals, and other customary closing conditions.
(2) ProLogium share count based on $3,800M pre-money enterprise value plus $100M in existing net cash. Excludes impact of 8.63 million public warrants and 7.08 million private placement warrants. Assumes PIPE financing is successfully closed.
(3) As of June 30, 2026, Prologium maintained a Cash and Cash Equivalent Balance of $99.7M. Short Term Borrowings of $98.8M are offset by pledged time deposits of $117.2M that are excluded from the Cash and Cash Equivalents balance.

30

TRANSACTION PROVIDES THE OPPORTUNITY TO SCALE

Dunkirk Phase 1: 4 GWh Capacity by 2030

Item	(US$ million) Amount
Investment in France 4 GWh Capacity (A)	~773
Funding Structure:	
– Net Cash balance at close[2]	~100
– De-SPAC Cash to the Balance Sheet	~270
– Government Subsidies (BPI)[1]	~705
Total Funding Secured (B)	**~1,075**
Liquidity Available for Future Growth (=B-A)	**~300**

Industrial-Scale Capacity Established

Opportunity for an incremental 4 GWh of production by 2030

Capital Ready for Next-Phase Scaling

Liquidity post-Phase 1 in France provides flexibility for scaling to 12 or more GWh of production capacity

CAPITAL »» **INDUSTRIAL SCALE** »» **REPEATABLE REVENUE GROWTH**

- PHASE 1: ~$773M TO UNLOCK 4 GWH OF CAPACITY
- TRANSACTION PROVIDES SUFFICIENT LIQUIDITY TO ACHIEVE THIS INITIAL GOAL AND MORE

Note: Assumes $300M raised through a combination of Trust proceeds and PIPE investment, net of $30M in transaction expenses.
(1) Calculated based on estimated cumulative €608M received through 2029 adjusted to USD based on a 1.1615 USD/EUR FX rate as of May 22, 2026.
(2) As of June 30, 2026, ProLogium held $99.7 million in cash and cash equivalents and $98.8 million in short-term borrowings, offset by $117.2 million in pledged time deposits.

31

VI. Appendix

33 Additional Case Study: EV Applications Downstream Application A French top tier racing car OEM & a German luxury sport driving OEM High Energy Design Cold weather range > 90% Ultimate safety 400V Fast charging: 5-80% < 6.4 mins ALL segments Executive Downstream Application A German high-end business & luxury OEM Long Range Design Range: 800-1000km Ultimate safety 400V Fast charging: 5-80% < 6.4 mins Type Traditional LFP+CTP Total Energy 83 kWh 45 kWh Weight (Kg) 560 185 400V Fast Charging (SoC) 30-80%: 30 mins 5-80% < 6.4 mins Driving Distance per 6.4-min Charging 85-98km 350km OEM’s Total Cost of Pack (USD) 8,300 7,425

34 Additional Case Study: Construction Machinery ProLogium, Kyushu Electric, and Nakayama Iron Works lead a new era in the global energy transition “ 2026/01 We are excited to leverage our expertise in energy technology and battery monitoring to contribute to the development of next-generation battery solutions. This collaboration represents a significant step toward realizing a sustainable and carbon-neutral future. Mr. Koji Kurayama, Manager of Next-Generation Storage Battery System Project Kyushu Electric Power

ILLUSTRATIVE PROLOGIUM CELL UNIT ECONOMICS

At Run-Rate Production

UNIT ECONOMICS		ILLUSTRATIVE EST	COMMENTARY
CELL REVENUE *Average Selling Price[1]*	→	**\$250 - \$320** *US\$/kWh*	The illustrative unit revenue range is based on management's internal expectations of segment sales over time. Management expects that with increased production capacity, the Company will have the opportunity to expand sales to mass market auto and other segments in which competitors have already achieved economies of scale with existing technology applications
COST OF GOODS SOLD *Excluding D&A*	→	**\$150 -\$220** *US\$/kWh*	The illustrative unit cost of goods sold includes cell input material, direct & indirect labor, non-material variable costs, fixed costs as well as packing costs. The expansion of production capacity from 0.55GWh/yr to ~5GWh/yr with the completion of Dunkirk Phase I provides the opportunity for non-material COGS to significantly decline with further economies of scale realized as expansion capacity is executed upon
GROSS MARGIN %	→	**20% - 40%**	Illustrative future gross margin estimates reflect a mix of industrial benchmarks as well as an assumption of continued technical performance improvements, supporting a mix of premium and high-performance segment sales in addition to mass market automotive sales

Note: The economics presented here are not projections, but based on today's expected production, future customer profiles and market conditions. Represents Company's targeted breakdown of customer market segments at run-rate following initial Phase of Dunkirk manufacturing facility.
(1) Average Selling Price is a volume-weighted average across all market segments, calculated as total target revenue divided by total target sales volume. Total target sales volume is derived from the aggregate designed capacity of manufacturing facilities that the Company currently expects could be developed by 2032 under its current capital expenditure plan. Total target revenue is calculated by applying the average selling price for each market segment to the sales volume for that segment, based on the market-segment composition shown on Page 17. The market-segment composition and segment-specific average selling prices are based on independent third-party data. Actual production capacity, sales volumes, market-segment composition, pricing and revenue may differ materially due to changes in capital expenditure plans, financing availability, costs, production ramp-up, utilization, yield, customer demand, supply-chain conditions, taxes, laws and regulations and other factors. The Average Selling Price is a volume-weighted average price, calculated by dividing total revenues by total volumes. These revenues and volumes are targets following initial Phase of Dunkirk, aggregated across all market segments. Prices vary significantly across different market segments.

35

36 French Subsidy Detail Approved French state aid package of up to gigafactory€1.375 billion for ProLogium’s Dunkirk HOW MUCH €1.37B total approved €275M advance payment in escrow Funded by French government via BPI France Authorized by European Commission (SA. 106740) WHAT WE GET IT FOR 44 GWh of inlay + 10 GWh of cell capacity Europe’s first Next Generation battery gigafactoryin Dunkirk R&D, industrialization, and recycling milestones Phase 1 (4 GWh) on track for 2030 WHEN IT ARRIVES 9 Milestones paid 2024–2032 Tied to capacity build-out –paid upon delivery No clawbackif milestones are met Flexibility to scale to demand-driven capacity CUMULATIVE GRANT BY CAPACITY TIER € millions received at each build-out stage PHASE 1 IS ALREADY FUNDED €275M Already in hand (advance payment in escrow) €768M Triggered by hitting Phase 1 (4–8 GWh) €1.1B+ Tied to milestones and conditions€575M €768M €887M €1,025M €1,375M € 0 € 200 € 400 € 600 € 800 € 1,000 € 1,200 € 1,400 € 1,600 4 GWh 8 GWh 12 GWh 24 GWh 44 GWh

37 Technical Performance Benchmarking Conventional Next Generation Solid-State 1.0 Next Generation 2.0 Competitor & Model Gen 4 Energy Density Gravimetric (Wh/kg) Volumetric (Wh/L) Performance Cycle Life Low Temperature Retention Fast Charging Max. Charging Rate Cell Level Safety 380 900 6.4 min, 5-80% 1,200th 1,000th Max. Discharging Rate 12C 15C Operating Pressure (atm) 1 >90% Susceptible to Thermal Runaway No Thermal Runaway 287 637 30-40 min, 8-80% E72B FEST (NMC, Li-Metal) 391 835 >600th 18 min, 15-90% 4C 28(1) 82.7% ~790(2) QSE-5 12.2 min, 10-80% 301 844(3) 800th 76% 10C < 3.4 Sulfide ASSB 3rdparty testedSource: Investor presentations and public announcements. (1) 28 bar converted to 27.6 atm. (2) Calculated based on the reported operating pressure of sulfide-based electrolyte described in “A critical outlook for large scale solid-state batteries” (reported as ~80 MPa; converted to ~790 atm). (3) Excluding tabbing area. ; (4) Peer figures may have used different definitions, conditions and dates and may not be directly comparable.

THE PATH TOWARD NEXT-GENERATION BATTERIES

Balanced Chemical System Enabled by Scalable Manufacturability and Reasonable Unit Cost



NO TRADE-OFF BETWEEN ELECTRICAL PERFORMANCE WITH HIGH ENERGY DENSITY
CELL CHEMICAL SYSTEM
HIGH ENERGY DENSITY
5
Silicon Anode
Li Metal / Anode-Less
HIGH ELECTRICAL PERFORMANCE
4
Fast Charging: ≤5–8.5mins (5-80%) @ 400V
High Power: ≥10C–15C
Low temp: ≥90% RT Retention @ -20°C
CREATE A RELIABLE CELL MANUFACTURING PLATFORM (NEW UNIVERSE) FOR THE NEW CELL CHEMICAL SYSTEM
INDUSTRY CHALLENGE: MAINTAINING SAFETY REQUIRED A PERFORMANCE VS DENSITY TRADE-OFF
HIGH SAFETY
3
No thermal runaway in ARC test from room temperature to above 300°C
CELL ENGINEERING SYSTEM:
CELL MANUFACTURING PLATFORM (NEW UNIVERSE) THAT SUPPORTS THE COMMERCIALIZATION OF THE NEW CELL CHEMICAL SYSTEM
SCALABLE MANUFACTURABILITY
2
Process: Simple design
Facility Requirement: Low dry-room requirement
REASONABLE COST
1
Rare-metal-free BOM
+ Gigascale Manufacturing
+ Simplified Pack Design

38

THE CHEMISTRY DESIGN PATH FOR NEXT GENERATION BATTERIES

First-Principles Approach to the Intrinsic Properties of Key Battery Cell Components and Materials Solves Density Limitations

	SAFETY	ELECTRICAL PERFORMANCE	ENERGY DENSITY
INDUSTRY CHALLENGES	**In a thermal event,** the cathode releases oxygen, which can react violently with lithium metal formed at the anode and with flammable electrolyte solvents, **leading to rapid fire or explosion.**	Ionic migration of the electrolyte fundamentally determines how efficiently & uniformly Li+ migrate in a rechargeable battery – cycle life, low temperature performance, fast charging & thermal stability.	Perfect but dangerous materials like NMC 955 cathode, 100% silicon or even Li-metal anode can be applied only when safety is ensured. Excellent electrical performance enables thick film process for even higher energy density compared to conventional limit of 260 Wh/kg.
ProLogium GEN 4 1ST PRINCIPAL FOCUS	1.1 NONFLAMMABLE ELECTROLYTE 1.2 CERAMIC SEPARATOR 1.3 ACTIVE SAFETY MECHANISM	2.1 TRANSFERENCE NUMBER 2.2 IONIC CONDUCTIVITY 2.3 INTERFACE CONTACT	3.1 USE OF REACTIVE MATERIALS – Supported by Safety 3.2 ADOPTING THICKER FILM (NO POLARIZATION) – Supported by Performance





100% Silicon Anode



360-400 Wh/kg

Li-metal Anode[1]



430-470 Wh/kg

(1) Post-Gen 4 technology on Company development roadmap.

39

40 SAFETY: an Inherently Safe Product For Customers Safety Mechanism TRIPLE SuperfluidizedInorganic Electrolyte automatically decomposes in ASM componentswhen exposed to high temperatures, stabilizing the cathode and the anode, designed to prevent thermal runaway All Ceramic Separator Asm(1) EMBEDDED SUPERFLUIDIZED INORGANIC Electrolyte Non-Flammable Electrolyte 100% ceramic separator withstands much higher temperatures than PP/PE separators, preventing internal short circuits and propagation Fully inorganic, non-flammable electrolyte, replacing the flammable liquid electrolytes present in conventional lithium-ion batteries Polymer Separator ProLogium separator 1 2 3 Voltage Temperature(1) Active Safety Mechanism by ProLogium. 565 125 185 245 305 0.0 1.0 2.0 3.0 4.0 5.0 0 600 1200 1800 2400 3000 3600 4200 4800 5400

41 SAFETY: embedded ASM Material activates at 125⁰C and stabilizes the thermal source Temperature (°C) Time (Minute) Accelerating Rate Calorimeter (ARC) Test Solid Liquid(2) Conventional Liquid(1) Conventional Next Generation 1.0 Solid Sulfide, LPSC(3) Thermal runaway Gen 4 Next Generation 2.0 ProLogium Gen 4 cell completed ARC testing without thermal runaway. No thermal runaway V(Full Cell) = VCAM-VAAM≈ 3 V CAM = CAM Si-Li Alloy = Si-Li Alloy V(Full Cell) = VCAM’-VAAM’ ≈ 1 V CAM = CAM’ (Different Crystalline) Si-Li Alloy Si-Li-X Compound Voltage (V) 3V 1V Time (Min) Temperature (°C) Self Discharge ASM(4)Activating Stable Phase Solving the two electrode volcanoes: Nonflammable electrolyte with embedded ASM actively stopping reactions 3rdparty testedNote: Accelerating Rate Calorimeter (ARC) chart reproduced based on published academic literature. (1) Key Characteristics for Thermal Runaway of Li-ion Batteries, Energy Procedia 158 (2019): 4684-4689. (2) In situ-polymerized lithium salt as a polymer electrolyte for high-safety lithium metal batteries. (3) Stage-Dominated Thermal Runaway in Sulfide ASSBs: Decoupled Electrochemical Ignition and Chemical Cascades, https://doi.org/10.21203/rs.3.rs-6428540/v1. (4) Active Safety Mechanism by ProLogium. 565 125 185 245 305 0.0 1.0 2.0 3.0 4.0 5.0 0 1800 3600 5400 0 100 200 300 400 500 600 700 800 0 1,800 3,600 5,400 7,200 9,000 10,800

PERFORMANCE: PROLOGIUM'S ELECTROLYTE REDEFINES PERFORMANCE LIMITS

All-in One Platform combining High Li+ Migration, homogeneous interface without additional pressure

ProLogium GEN 4 SUPERFLUIDIZED ELECTROLYTE

Dynamic coordination network combine and go beyond the best of conventional solid & liquid electrolyte

1 TRANSFERENCE NUMBER

Near 100% Li+ transport efficiency with minimal concentration polarization



0.2-0.4
Liquid
1
Solid
0.7-0.9
ProLogium

2 IONIC CONDUCTIVITY[1], mS/cm

57 mS/cm at 25°C, ~5x higher than conventional solid & liquid electrolytes



-20°C
25°C
2
12
Liquid
2
12
Solid
12
57
ProLogium

3 INTERFACIAL CONTACT

Pressure-free operation enabled by non-Newtonian flow behavior



Heterogeneous
Solid
Homogeneous
ProLogium

UNPARALLELED CELL-LEVEL PERFORMANCE

Revolutionary Cell Performance Without Additional Pressure

Fast Charging	C-rate Capability
6.4 mins	**15C**
From 5% to 80%	Discharging Rate

Fast Charging Cycle	-20°C Performance
>1,000	**>90%**
Under Fast Charging	Retention

(1) According to testing witnessed by Societe Generale de Surveillance SA. During the same test, an external wide-range temperature probe employed by ProLogium indicated that the sample temperature had reached -20°C, while the conductivity device recorded ionic conductivity of 12 mS/cm.

42

43 Super-Fluidized All Inorganic Electrolyte Achieves Excellent Ionic Conductivity Among Electrolytes at Low and Room 57 25°C 12.5 -20°C 10 25°C LGPS / Liquid Organic Super-Fluidized All Inorganic SSE (57 mS/cm) LGPS (10 mS/cm) 1M LiPF₆in EC:DMC (10 mS/cm) LPSCI (2 mS/cm) LLZO (0.4 mS/cm) Composite ELT(0.3 mS/cm) LATP (0.1 mS/cm) Gel ELT (0.1 mS/cm) PEO + LiFSI (0.001 mS/cm) Ionic Conductivity (mS/cm) SGS Witnessed Conductivity Test Ionic Conductivity vs Temperature Temperature (°C) Performance: Highest Proven Ionic Conductivity1.0E-06 5.0E-06 2.5E-05 1.3E-04 6.3E-04 3.1E-03 1.6E-02 7.8E-02 3.9E-01 2.0E+00 9.8E+00 4.9E+01 (25) (20) (15) (10) (5) 0 5 10 15 20 25 30

ENERGY DENSITY: TECHNOLOGY UNLOCKS SAFETY LIMITATIONS ON HIGHER ENERGY DENSITY

Innovative Technology **Enables** High Energy Density

MARKET CHALLENGES

Conventional liquid & solid-state batteries increase thermal runaway risk or reduce electric performance as energy density rises, creating a liquid-chemistry density ceiling

ProLogium SOLUTION

ProLogium solves this fundamental contradiction at the material level

Safety and electric performance are no longer trade-offs against energy density, allowing 4th generation technology to exceed traditional ceilings with a roadmap to additional future performance

100% Silicon Anode
(4th Gen)



Li-metal Anode
(Technology Roadmap[1])





Cell Energy Density
1,000
800
600
400
200
750 Wh/L
860–940 Wh/L
1,000–1,100 Wh/L
260 Wh/kg
360–400 Wh/kg
430–470 Wh/kg
Conventional Ceiling

(1) The lithium-metal configuration remains on our development roadmap and has not yet been commercialized at scale.

44

45 250 660 660 1,320 300 1,260 1,260 1,260 10 30 55 55 65,000 21,000 8,286 6,854

COST & SCALABILITY: A MORE SCALABLE OPERATIONAL FLOW REDUCES OPEX UNIT COSTS

SIMPLIFIED MANUFACTURING FLOW *Fewer Steps. Higher Efficiency. Greater Scalability*

Process steps requiring dry room | Process steps integrated/eliminated by ProLogium


Electrode Preparation
Electrode Assembly
Cell Assembly
Conventional
17 steps
Mixing
Coating
Calendaring
Slitting
Notching
Vacuum Dehydration
Blanking
Z-folding Polymer Separator Installation
Tab Welding
Packaging
Pre-Sealing
Electrolyte Injection
Vacuum Impregnation
Formation 1
Degassing & Resealing
Pouch Trimming
Formation 2
8 hours VS 8 mins
Dehydration efficiency improved
7 steps VS 1 step
Dry room coverage reduced
ProLogium
11 steps
Slurry Mixing
Coating (Electrode + Adhesive)
Calendaring
Printing/ Hot Flow Dehydration
Electrode attaching/ Electrolyte Installation
Blanking
Inlay Stacking
Tab Welding
Packaging
Sealing
Eliminated Process
• Electrolyte injection
• Electrolyte Vacuum Impregnation
• Degassing
• Resealing
• >2 times of formation
Formation

GIGA-LEVEL AUTOMATED LINE VALIDATED

— Already operating and shipping products —

30-40%	60-70%	2,400,000	Reduced investment	Patent Protected
Fewer manufacturing steps	Reduced dry room coverage ratio	Battery products	Lower CapEx & OpEx	Logithium™ architecture & process know-how since 2010

Slurry | Coating | Calendaring | Printing & Dehydration | Electrode attaching | Blanking | Stacking | Tab Welding | Packaging | Sealing



Footage captured on ProLogium Taoke production line in Nov 2023

46

COST & SCALABILITY: ELECTROLYTE MATERIAL COMPOSITION FURTHER REDUCES UNIT COSTS WHEN COMBINED WITH ASSEMBLY PROCESS


ProLogium
Total Pack Cost
100%
Key competitive drivers
Cell Material
~60%
Cell Manufacturing
~25%
Pack Manufacturing
~15%
Electrolyte Cost, USD/kg
Current Cost
Economic Cost
Structural Cost Advantages:
• Free of rare metal & unstable precursor
• Ability to use lower-cost, industrial-grade materials (instead of battery-grade) enabled by purification effects during superfluidization
LiFSI LiPF6
Conventional Liquid (EU)
Superfluidized All-Inorganic Electrolyte
Rare / Unstable Material (Not used by ProLogium)
La
Ge
Li2S
≧ 200 ?
≧ 300 ?
Solid Oxide, LLZO
Solid Sulfide, LGPS
Up to 20% reduction (1)
by simplification of the cooling system
~15% reduction (1)
by improved energy density and elimination of additional pressure modules
-(4-7%)
-(1-3%)
-(5-10%)
90-95%
Housing
Thermal Management
HV System
BMS
Other BOM
Production Costs
Pack COGS

Source: Company estimates.

Note: Anticipated costs are management estimates only and are subject to change due to permitting, available financing including the Business Combination, suppliers, and other factors outside of the Company's control.

(1) Based on estimates prepared by a third-party international management consulting firm.

47

Vincent YANG

Founder, CEO & CTO

- Over 28 years in the lithium battery industry and the inventor of 1,000+ worldwide patents in the solid-state / Next Generation Battery space
- Plant Director of Dayuan Plant and Director of R&D Dept., Foxconn Advanced Technology
- Director, Polymer Battery Division, Ultra-life Taiwan
- B.S. and M.S., Chemical Engineering & Materials Science and Engineering, National Taiwan University

TECHNICAL TALENT AT THE CORE OF PROLOGIUM

R&D



Dr. Dmitry BELOV

Chief Scientist & Head of European R&D

- Contributed to mass production of solid-state batteries during his tenure of 15 years with ProLogium
- Ph.D., Semenov Institute of Chemical Physics



Simon WU

Head of Product & Business Development

- 20+ years of experience in chemical engineering R&D
- Led product engineering into New Product Introduction phase at Foxconn
- 10+ years in next-gen battery product development

Manufacturing



Calvin HSIEH

Head of Manufacturing

- 20+ years of experience in the manufacturing industry
- Previously Director, Industrial SBU, TPK; COO, Ellipsiz Communications; and Director, Fab Operation, Wistron



Rachel HUANG

Head of Global Quality Assurance

- 25+ years of experience in quality improvement and engineering
- M.S., Statistics, National Cheng Kung University



Christina CHEN

Head of Business Management

- Over 25 years of experience in the semiconductor, TFT-LCD, LED and smart glass industries
- Previously held management positions at Kinestral Technologies, Epistar and Innolux, and served at TSMC and Winbond



Yi-Ming WANG

Head of Supply Chain

- 20+ years of experience in R&D, supply chain & engineering
- Proven expertise in semiconductor and new energy industries
- Former leadership in Danan, United Renewable Energy and TSMC

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49 TDAC OverviewSponsor: TDAC Partners LLC Tickers (Unit / Stock /Warrant): TDAC / TDACU / TDACW Offer Date: December 24, 2024 Listing: NASDAQ Deal Size: $172.5 Million Units Offered: 17.25 million units; $10.00 per unit Unit Structure: 1.0 share / 0.5 warrant Warrant Conversion: $11.50 strike / $18.00 call Cash in Trust: $10.10 per unit sold (101.0%) Sponsor “at risk”Investment: $7.08 million via purchase of 7,075,000warrants ($1.00/warrant) Sponsor Promote: 4,657,500 shares; ~1% pro forma Acquisition Period: 18 months(extended till June 24, 2027)

About Prologium Holding Inc.

Founded in 2006, Prologium Holding Inc. (“ProLogium”) is an energy innovation company dedicated to the development and manufacturing of next-generation lithium ceramic batteries, holding over 1,100 global patents (granted and pending). In 2013, ProLogium commercialized solid-state batteries, primarily for use in smartphones charging cases and since then, ProLogium has delivered in the aggregate more than 2.4 million battery products to its collaboration partners and customers, including cells used in automotive audio systems and approximately 10,000 samples for automotive applications. In 2025, ProLogium introduced superfluidized inorganic next generation lithium ceramic battery, integrating the advantages of solid-state and liquid type batteries and redefining next-generation battery technology with scalable manufacturability and cost competitiveness. In 2026, ProLogium once again received the Edison Awards Gold Award for its superfluidized inorganic next generation lithium ceramic battery technology.

With more than 13 years of manufacturing know-how, ProLogium is among the first companies to successfully commercialize a high-efficiency roll-to-roll coated ceramic separator manufacturing process and its Taoke facility announced that it was the first commercial next-generation lithium ceramic battery gigafactory to publicly display the production line—reflecting that next generation lithium ceramic batteries represent a feasible solution for scalable manufacturing rather than a laboratory project. ProLogium’s first GWh-class gigafactory, Taoke facility, is located in Taoyuan, Taiwan. In 2024, ProLogium established its first overseas R&D center in Paris-Saclay, France, providing customized technical support for the European market. ProLogium’s second battery gigafactory is located in Dunkirk, France, where groundbreaking for its Phase 1 facility took place in February 2026 and the project is proceeding to the detailed design and construction stage. The Phase 1 facility will have a designed production capacity of 4.0 GWh when complete, which ProLogium expects to achieve gradually by 2030. The Dunkirk facility site will have a maximum designed production capacity of 44.0 GWh and is intended to work closely with ProLogium’s Paris-Saclay R&D center.

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About Translational Development Acquisition Corp.

Translational Development Acquisition Corp. (“TDAC”) is a blank check company incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. TDAC may pursue an acquisition opportunity in any business, industry, sector, or geographical location, and intends to focus on industries that complement its management team’s background and intends to capitalize on the ability of its management team to identify and acquire a business.

TDAC’s management team is led by Michael B. Hoffman, its chief executive officer and chairman of the board of directors, and Avanindra C. Das, chief financial officer. In addition, TDAC’s board includes E. Premkumar Reddy, Curtis T. Keith, Matthew A. Kestenbaum and Christopher Jarratt.

Important Information and Where to Find It

In connection with the business combination (the “Transaction”), ProLogium has filed a registration statement on Form F-4 with the SEC that includes a prospectus with respect to ProLogium’s securities to be issued in connection with the Transaction and a proxy statement with respect to the shareholder meeting of TDAC to vote on the Transaction. This communication, including the investment described herein, does not contain all the information that should be considered concerning the Transaction and is not intended to form the basis of any investment decision or any other decision in respect of the Transaction. Before making any voting or investment decision, shareholders of TDAC, investors and other interested persons are advised to read CAREFULLY IN their ENTIRETY, the preliminary proxy statement / prospectus (including any amendments thereto), as well as other documents filed with the SEC, because these documents will contain important information about ProLogium, TDAC and the Transaction. After the registration statement is declared effective, the definitive proxy statement / prospectus to be included in the registration statement will be mailed to shareholders of TDAC as of a record date to be established for voting on the Transaction. The preliminary and definitive proxy statement / prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov or by directing a request to: info@translational-development.com.

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Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to ProLogium and TDAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including the anticipated use of proceeds from the investment described herein, projections of market opportunity, number of customers or users and market share, the capability of ProLogium’s technology, ProLogium’s business plans including its plans to expand globally, the sources and uses of proceeds from the Transaction, the anticipated enterprise value of the combined company following the consummation of the Transaction, any benefits of ProLogium’s partnerships, strategies or plans as they relate to the Transaction, anticipated benefits of the Transaction and expectations related to the terms and timing of the Transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on ProLogium and TDAC’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond ProLogium and TDAC’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for ProLogium or TDAC to predict these events or how they may affect ProLogium or TDAC. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the Transaction, included in the registration statement on Form F-4 filed by ProLogium with the SEC, as amended from time to time, and other documents filed by ProLogium or TDAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither ProLogium nor TDAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the occurrence of any event, change or other circumstances that could delay, impede or prevent the business combination or give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ProLogium or TDAC, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ProLogium and TDAC or of the parties to satisfy other conditions to closing; the level of redemptions by TDAC’s public shareholders; the ability to maintain the stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ProLogium or TDAC as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination; costs related to the business combination; changes in applicable laws or regulations; international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation; the ability of ProLogium to execute its business model, including market acceptance of its planned products and services; the combined company’s ability to raise capital; future financial performance of the combined company following the business combination; the possibility that TDAC or the combined company may be adversely affected by other economic, business, and/or competitive factors; risks associated with ProLogium’s efforts to commercialize its products; ProLogium’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing products on ProLogium’s business; intellectual property-related claims against ProLogium or the combined company; ProLogium’s dependence upon its key personnel and ability to attract and retain such personnel and additional qualified personnel; ProLogium’s ability to source the raw materials for its products; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 filed by ProLogium with the SEC and those included under the heading “Risk Factors” in the final prospectus for TDAC’s initial public offering, filed pursuant to Rule 424b(4) on December 23, 2024, and its annual report on Form 10-K for year ended December 31, 2025 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither ProLogium nor TDAC presently knows or that ProLogium and TDAC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ProLogium, TDAC, their respective directors, officers or employees or any other person that ProLogium and TDAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ProLogium and TDAC as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither ProLogium nor TDAC has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of ProLogium or TDAC as of any date subsequent to the date of this communication.

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Participants in Solicitation

ProLogium and TDAC and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of TDAC and their ownership is set forth in TDAC’s filings with the SEC, including TDAC’s final prospectus for its initial public offering, filed pursuant to Rule 424b(4) on December 23, 2024, its Form 10-K for the year ended December 31, 2025 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TDAC’s shareholders in connection with the Transaction is set forth in the registration statement containing the preliminary proxy statement/prospectus filed by ProLogium with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: info@translational-development.com.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of ProLogium or TDAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

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